UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alithya Group inc.

(Name of Issuer)

Class A subordinate voting stock, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

November 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01643B106

1.	Names of Reporting Persons Capital regional et coopératif Desjardins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,358,742
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,358,742
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,358,742
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.1%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	This calculation is based on 48,403,851 class A subordinate voting shares, no par value, of Alithya Group inc. issued and outstanding as of November 2, 2018.

Item 1.

	(a)	Name of Issuer Alithya Group inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 700 De La Gauchetière Street West, Suite 2400, Montréal, Québec, Canada H3B 5M2

Item 2.

	(a)	Name of Person Filing Capital regional et coopératif Desjardins

	(b)	Address of Principal Business Office or, if none, Residence 2 Complexe Desjardins, #1717 P.O. Box 760 Montreal, Québec, Canada H5B 1B8

	(c)	Citizenship Québec, Canada

	(d)	Title of Class of Securities Class A subordinate voting shares, no par value (the “Common Shares”), of the Issuer.

	(e)	CUSIP Number The CUSIP number of the Common Shares is 01643B106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Capital regional et coopératif Desjardins beneficially owns 6,358,742 Common Shares.

(b) Capital regional et coopératif Desjardins beneficially owns 13.1% of the issued and outstanding Common Shares.

(c) Capital regional et coopératif Desjardins has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,358,742 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018

Capital regional et coopératif Desjardins

By:	/s/ Renaud Lubuis
Name:	Renaud Lubuis
Title:	Legal Advisor

By:	/s/ Roland Léger
Name:	Roland Léger
Title:	Associate Vice-President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).